Exhibit (e)(11)
ENCYSIVE PHARMACEUTICALS INC.
2007 SEVERANCE PAY PLAN
AND SUMMARY PLAN DESCRIPTION

ARTICLE 1
PURPOSE
     1.1 General Purpose. The purpose of this Encysive 2007 Severance Pay Plan (the “Plan”) is to provide severance pay and benefits to eligible employees of Encysive Pharmaceuticals Inc. (“Encysive” or the “Company”) affected by reductions in force implemented on or after June 25, 2007, while this Plan remains in effect. This Plan commences on June 25, 2007 (the “Effective Date”) and will remain in effect until terminated by the Company (the “Ending Date”). The Plan is effective with respect to eligible terminations that occur on or after the Effective Date, but on or before the Ending Date and supersedes all previous severance policies, practices, programs or plans (written or unwritten, formal or informal) which may have been followed by the Company.
     1.2 Individual Employment Agreements. Notwithstanding the foregoing, to the extent that a Participant is entitled to separation benefits under a separate enforceable promise made by the Company, that promise will govern and the Participant will not be eligible for benefits under this Plan. Without limiting the generality of the foregoing, Participants who receive severance payments pursuant to (a) Termination Agreements provided to certain Participants, or (b) promises of severance pay previously made to Employees in the U.S. sales and medical affairs field force, are not eligible to participate in this Plan.
     1.3 Coverage Under ERISA. It is the intention of the Company that this Plan be a welfare benefit plan providing severance benefits, as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
ARTICLE 2
DEFINITIONS
     Whenever used in the Plan, unless the context clearly indicates otherwise, the following words shall have the following meanings:
     2.1 “Employee” means a person who is on the payroll of the Company, and who is classified for payroll purposes by the Company as a regular full-time or part-time employee, regardless of whether the person is later reclassified by a court or agency or otherwise. The term “Employee” shall not include any person whose employment is subject to the terms of a collective bargaining agreement, or who is entitled to separation benefits under a separate enforceable promise made by the Company, unless such agreement provides for participation in this Plan.
     2.2 “Participant” means an Employee who is on the payroll of the Company and employed in the United States on the Effective Date, and shall include any Employee who is on a paid leave of absence or a leave subject to the Family and Medical Leave Act (“FMLA Leave”) as of such date.
     2.3 “Plan Administrator” or “Administrator” means the Company, or if an individual or committee has been appointed for the purpose of plan administration, such individual or committee. Unless otherwise determined by the Company, the Administrator will be the Company’s Executive Director of Global Human Resources or his/her delegate.
     2.4 “Plan Year” means the calendar year.
     2.5 “Year of service” means the Participant’s full years of service since the Participant’s most recent hire date.
ARTICLE 3
PARTICIPATION
     3.1 Eligibility for Benefits. A Participant shall be eligible for separation benefits hereunder if his or her employment is terminated involuntarily by the Company due to reductions in force, and he or she has satisfied all of the following eligibility requirements:
          3.1.1 The Participant is selected by the Company, in its sole discretion and as evidenced by the Company’s delivery of a termination notice to the Participant, to become eligible to elect benefits under the Plan in connection with the Participant’s involuntary termination of employment;
          3.1.2 On or after the Participant’s last day of employment with Encysive, and within the time specified by Encysive, the Participant signs a separation agreement or general release in a form and with terms as determined by the Company in its sole discretion (the “separation agreement”) and, if applicable, does not revoke the same. The separation agreement will incorporate, among other provisions, a release of all claims the Participant has or may have against the Company and any and all of its present and former affiliates, subsidiaries, divisions, successors and assigns, current and former employees, officers, insurers, stockholders, directors, attorneys, agents, welfare or retirements plans maintained by the Company, its subsidiaries, affiliates, or successors, or the trustees or administrators thereof; and,
          3.1.3 The Participant remains a regular full-time or part-time employee of the Company through a date specified by the Company (the “Designated Termination Date”).
          3.2 Exclusions from Eligibility. Notwithstanding that a Participant is otherwise eligible for severance benefits by meeting the eligibility requirements outlined in Article 3 above, he or she will not be entitled to any severance benefits under this Plan if any of the following apply:
          3.2.1 If the Participant is terminated by reason of unsatisfactory performance or for misconduct, or voluntarily terminated his or her employment with the Company by quitting, job abandonment, failing to return from a leave of absence or otherwise, whether before or after he or she has received notice of termination, or has provoked such termination. The Administrator shall have the sole discretion to determine a Participant’s eligibility hereunder, based on information provided to it by the Company, subject to claims review pursuant to Section 5.5, during which the Participant shall be entitled to present evidence regarding the circumstances of his or her termination of employment.

          3.2.2 If the Participant has been offered an alternate position with the Company or with any affiliate or subsidiary of the Company or its successor, outsourcing service provider or acquirer of all or a portion of the Company’s business.
          3.2.3 If the Participant has acted to the detriment of the best interests of the Company, whether before or after he or she has been notified of the impending separation.
          3.2.4 If the Participant fails to return all Company property in his or her possession or control immediately upon termination of employment, including files, keys, credit cards, building access card, pagers, cell phones, computer equipment, etc.
          3.2.5 If the Participant’s termination is rescinded prior to the Designated Termination Date.
          3.2.6 If the Participant fails to execute the separation agreement; or if applicable, the Participant revokes his or her acceptance of the separation agreement.
ARTICLE 4
SEPARATION BENEFITS
     4.1 Separation Benefits. A Participant who is eligible for separation benefits hereunder shall receive the benefits described in this Article 4.
     4.2 Payment of Benefits. The Participant’s severance payment shall be paid in the form of salary continuation; provided, however, that the Company may, at any time and in its sole discretion, pay all remaining payments in the form of a lump sum. No separation benefits shall commence until seven (7) days after receipt of the separation agreement signed by the Participant, plus an administratively reasonable period of time for the Company to thereafter commence payment of the separation benefits. Separation benefits may be suspended for six months following the date of termination of employment, if such suspension is required by the provisions of Section 409A of the Internal Revenue Code.
     4.3 Severance Payments. The Participant shall be eligible to receive a severance payment equal to two weeks of the Participant’s base pay, as of the time of the termination, for each full year of service that the Participant completed in excess of four years of service. For example:

Number of full years of service completed	Basic Severance Benefit
< 5	none
5	Two weeks
6	Four weeks
7	Six Weeks
8	Eight Weeks
9	Ten Weeks
10	Twelve Weeks

In addition, if the Company does not make available to the Participant a 60 day period of paid administrative leave with benefits after the Participant is released from the Participant’s normal job duties, the Participant shall be eligible to receive an additional severance benefit equal to 60 days of the Participant’s base pay and benefits (cashed out), less the days of paid administrative leave with benefits, if any, that the Company made available to the Participant. For purposes of the prior sentence, the only benefits that will be taken into account are those that the Company has generally provided during paid administrative leaves granted to other similarly situated Participants, and those benefits shall be valued at the Company’s cost of the benefits.
In calculating these severance benefits, the weekly “base pay” for a salaried Participant will be the Participant’s weekly base salary rate, and the weekly “base pay” for an hourly Participant will be the Participant’s base hourly rate multiplied by 40 hours.
     4.4 Payment Offsets. Severance payments under this Plan described above to which a Participant may otherwise be or become eligible are subject to reduction to the extent necessary to defray any outstanding financial obligation(s) that are then due by the Participant to the Company, including, but not limited to, expense account balances, loans, advances, or the value of any Company-provided property in the individual’s possession that he or she has failed to return to the Company. Payments and benefits under the Plan shall be reduced dollar-for-dollar (including retroactively, if necessary) by any payments or benefits the Company is obligated to provide to a Participant as damages for a violation of the WARN Act, or any comparable state or local law or rule relating to layoffs or facility closings, provided that such reduction shall not reduce the severance payments to an aggregate amount less than $1,000.
     4.5 Alternative Payments/Benefits. Notwithstanding the above, the Company may, in its sole discretion, choose to pay greater benefits than the benefits specified above in connection with particular individuals impacted by the workforce reduction that is the subject of this Plan where the Company otherwise determines that payment of a different benefit is in the Company’s best interests. If the Company chooses to pay a different benefit to a Participant subject to this Plan, that decision must be approved by the Executive Director of Global Human Resources or his/her delegate.
     4.6 Early Termination.
          4.6.1 If the Company elects to terminate an otherwise eligible Participant involuntarily prior to the Designated Termination Date for reasons other than misconduct or other reasonable cause, the Participant will still be entitled to all of the benefits provided for in this Article 4 notwithstanding his or her early termination, so long as all of the conditions set forth in this Article 4, except for the conditions relating to employment through the Designated Termination Date, are met as of the earlier involuntary termination date or within the appropriate time period thereafter.
          4.6.2 If the Company elects to terminate a Participant involuntarily prior to the Designated Termination Date, for misconduct or other reasonable cause, the Company may determine, in its sole discretion, that the Participant will be entitled to receive separation benefits in an amount which may be lesser than those provided in this Article 4, however the Participant’s obligations and undertakings under his or her separation agreement shall remain in full force and effect.

     4.7 Right to Terminate Separation Benefits. Notwithstanding anything in this Plan to the contrary, the Company shall have the right to terminate the separation benefits described above at any time if the Company determines that the Participant has breached any of the terms and conditions of his or her separation agreement, but such termination of separation benefits shall not relieve the Participant of his or her obligations and undertakings under the separation agreement. No cash payments hereunder shall be made before the seventh day after the receipt of the separation agreement by the Plan Administrator.
     4.8 Withholding from Payments. The Company will withhold such employment, income or other tax amounts from payments under the Plan as it deems appropriate under applicable law.
ARTICLE 5
ADMINISTRATION
     5.1 Plan Administrator. As defined in Section 3(16)(A) of ERISA, the Company shall act as Administrator. The Administrator shall be charged with the interpretation, administration and operation of the Plan. The Company may appoint a committee or individual to act as Administrator. In the absence of any other delegation, the Executive Director of Global Human Resources shall act as Administrator.
     5.2 Delegation of Duties. The Administrator may delegate to any person or persons, severally or jointly, the responsibility for the preparation and filing of all disclosure material and reports which the Plan Administrator is required to file by law, and the responsibility for the day to day operation of the Plan.
     5.3 Rules and Regulations. The Administrator, subject to the provisions of the Plan, may adopt such rules and regulations as it deems necessary to carry out the provisions of the Plan.
     5.4 Discretionary Actions.
          5.4.1 The Company has the full discretionary power and authority to interpret the Plan, identify eligible Participants, determine satisfaction of eligibility requirements and other disputed questions of fact, determine payment and benefit amounts, interpret the terms of the Plan and make all other decisions relating to the administration and operation of the Plan. The Company may promulgate rules and regulations governing the administration and operation of the Plan and its own acts and proceedings. The decisions of the Company relating to the Plan will be final and binding on all persons unless determined by a court of competent jurisdiction to be arbitrary and capricious.
          5.4.2 Certain decisions of the Company under the Plan, including decisions as to whether to require and the contents of any separation agreement, are made by the Company in its capacity as Plan sponsor rather than as Plan Administrator, and may be made in the best interests of the Company or for any other reason and without regard to the consistency of past practice.
     5.5 Benefit Claims Procedure. In accordance with Section 503 of ERISA and the regulations of the Secretary of Labor prescribed thereunder:

          5.5.1 Documentation and Claim for Benefits. Normally, the Company shall inform a Participant of his or her eligibility for benefits hereunder and benefits will be paid automatically. Any other Participant who believes he or she is eligible for benefits may apply for benefits by submitting to the Administrator a written request for benefits.
          5.5.2 Processing of Claim for Benefits. The Administrator shall, within ninety (90) days of submission of a claim, provide adequate notice in writing to any claimant of the Administrator’s decision on the claim, and if the claim is denied in whole or in part, will provide the claimant with a description of any material or information which is necessary in order for the claimant to perfect his or her claim and an explanation of why such information is necessary. If special circumstances require an extension of time for processing the claim, the Administrator shall furnish the claimant a written notice of such extension prior to the expiration of the ninety (90) day period. The extension notice shall indicate the reasons for the extension and the expected date for a final decision, which date shall not be more than one hundred eighty (180) days from the initial claim.
          5.5.3 Full and Fair Review. The Administrator shall, upon written request by a claimant within sixty (60) days of receipt of the notice that his or her claim has been denied in whole or in part, afford a reasonable opportunity to such claimant for a full and fair review by the Administrator of the decision denying the claim. The Administrator will afford the claimant an opportunity to review the decision, the Administrator will attempt to make the decision as soon as practicable, and in no event will the Administrator take more than one hundred twenty (120) days to send the claimant a written notice of its decision.
          5.5.4 All notices, decisions, and determinations hereunder shall comply with the specific requirements of ERISA regulations applicable to claims procedures.
ARTICLE 6
MISCELLANEOUS
     6.1 Right to Amend or Terminate. The Company reserves the right to amend this Plan, in whole or in part, or discontinue or terminate the Plan; provided, however, that any such amendment, discontinuance or termination shall not affect any right of any Participant to claim benefits under the provisions of Article 4 for events occurring prior to the date of such amendment, discontinuance or termination. An amendment to this Plan, and/or resolution of discontinuance or termination, may be made by any officer or director of the Company to whom such authority has been delegated, provided that no amendment may benefit the person adopting the amendment unless approved by the Board of Directors of the Company (the “Board”) or the Board’s designated delegate. The Plan will automatically terminate (if not earlier terminated) upon payment of all benefits hereunder attributable to eligible terminations prior to the Ending Date.
     6.2 Benefits Payable from General Assets. Benefits payable hereunder shall be paid exclusively from the general assets of the Company, and no person entitled to payment hereunder shall have any claim, right, security interest, or other interest in any fund, trust account, insurance contracts or other asset of the Company. In no event shall benefits payable hereunder be the financial responsibility of any director, officer or stockholder of the Company or of any successor thereto who does not assume liabilities hereunder or of any related corporation which may be looked to for such payment.
          6.3 No Contract for Continued Services. This Plan shall not be construed as creating any contract for continued services between the Company and the Participant, and nothing herein contained shall give the Participant the right to be retained as an Employee of the Company.
          6.4 Governing Law. This Plan shall be construed as administered and enforced in accordance with ERISA and, where not otherwise preempted, the laws of the State of Texas.
          6.5 Definition of Words. Feminine or neuter pronouns shall be substituted for those of the masculine form, the plural shall be substituted for the singular, and vice-versa, in any place or places herein where the context may require such substitution or substitutions.
ARTICLE 7
LEGAL RIGHTS UNDER ERISA
An Employee covered under the Plan is entitled to certain rights and protections under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). ERISA provides that you are entitled to:
Receive Information About Your Plan and Benefits
Examine, without charge, at the Plan Administrator’s office and at other specified locations, such as worksites, all documents governing the Plan, including a copy of the latest annual report (Form 5500 Series), if any, filed by the Plan with the U.S. Department of Labor and available at the Public Disclosure Room of the Employee Benefits Security Administration.
Obtain, upon written request to the Plan Administrator, copies of documents governing the operation of the Plan, including copies of the latest annual report (Form 5500 Series), if any, and updated summary plan description. The Plan Administrator may make a reasonable charge for the copies.
Receive a summary of the Plan’s annual financial report (if any). The Plan Administrator is required by law to furnish each participant with a copy of this summary annual report.
Prudent Actions by Plan Fiduciaries
In addition to creating rights for Plan participants, ERISA imposes duties upon the people who are responsible for the operation of the Plan. The people who operate the Plan, called “fiduciaries” of the Plan, have a duty to do so prudently and in the interest of the Plan participants and beneficiaries. No one, including the employer or any other person, may fire an employee or otherwise discriminate against an employee in any way to prevent such employee from obtaining a welfare benefit or exercising such employee’s rights under ERISA.

Enforce Rights
If a claim for a welfare benefit is denied or ignored, in whole or in part, the claimant has a right to know why this was done, to obtain copies of documents relating to the decision without charge, and to appeal any denial, all within certain time schedules.
Under ERISA, there are steps an employee can take to enforce the above rights. For instance, if an employee makes a written request for a copy of Plan documents or the latest annual report from the Plan Administrator and does not receive them within 30 days, the employee may file suit in a Federal court. In such a case, the court may require the Plan Administrator to provide materials and pay the employee up to $110 a day until the employee receives the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator.
If an employee has a claim for benefits that is denied or ignored, in whole or in part, the employee may file suit in a state or Federal court. If it should happen that Plan fiduciaries misuse the Plan’s money or if an employee is discriminated against for asserting his or her rights, such employee may seek assistance from the U.S. Department of Labor, or such employee may file suit in a Federal court. The court will decide who should pay court costs and legal fees. If the employee is successful, the court may order the person sued to pay these costs and fees. If the employee loses, the court may order the employee to pay these costs and fees, for example, if it finds the employee’s claim is frivolous.
An employee who has any questions about the Plan should contact the Plan Administrator. An employee who has any questions about this statement or his or her rights under ERISA should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in the telephone directory, or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.
ARTICLE 8
IMPORTANT PLAN INFORMATION

Sponsor’s Name and Address:	Encysive Pharmaceuticals Inc.
4848 Loop Central Drive, 7th Floor
Houston, TX 77081

Plan Number:	506

Employer Identification Number:	13-3532643

Plan Administrator:	Encysive Pharmaceuticals Inc.
4848 Loop Central Drive, 7th Floor
Houston, TX 77081

The Plan Administrator has delegated day-to-day administration of the Plan to the following person: Pamela Mabry, Executive Director of Global Human Resources.

Agent to Receive Process:	Encysive Pharmaceuticals Inc.
4848 Loop Central Drive, 7th Floor
Houston, TX 77081
Attn: Pamela Mabry, Exec. Dir. of Global HR
Type of Plan: The Plan is an unfunded employee welfare benefit plan. Benefits under the Plan are paid from the general assets of Encysive Pharmaceuticals Inc.. Benefits under the Plan are not insured by the Pension Benefit Guaranty Corporation.

Effective Date:	June 25, 2007